[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to portions of this letter.

140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
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	Dubai	Rome
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VIA FEDERAL EXPRESS	Hong Kong	Shanghai
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United States Securities and Exchange Commission	London	Singapore
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100 F Street, N.E.	Madrid	Washington, D.C.
Washington, D.C. 20549-6010	Milan

File No. 038719-0028

FOIA Confidential Treatment Request
Under 17 C.F.R §200.83

Attention:	Amanda Ravitz, Assistant Director
Russell Mancuso, Branch Chief
Dennis Hult
Kaitlin Tillan
Louis Rambo
Tim Buchmiller

Re:	Intermolecular, Inc.
Stock-Based Compensation
File No. 333-175877

Dear Ms. Ravitz:

On behalf of Intermolecular, Inc. (the “Company”), we submit this letter (the “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The Company originally filed a Registration Statement on Form S-1 (File No. 333-175877) with the Commission on July 29, 2011, and the Company filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) on October 14, 2011. We are aware that the Staff, in the review process relating to a Registration Statement, has routinely requested supplemental information from registrants in respect of the accounting treatment for stock-based compensation.  The purpose of this Letter is to provide such supplemental information to the Staff for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable after filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”). We are respectfully requesting confidential treatment for portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §§200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter.

The Company’s discussion of stock-based compensation is primarily contained within the section of its Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates —Stock-Based

Compensation” (the “Section”), of which portions have previously been filed and are included on pages 66 through 73 of Amendment No. 3.  The Company has included with this Letter as Attachment 1 a marked version of the Section showing the changes to the Section from Amendment No. 3 to the Company’s proposed Amendment No. 4.  The primary differences between what the Staff has previously seen and this updated version of the Section relate to disclosures for the activity for the period between July 1, 2011 and September 30, 2011.

Information regarding stock option grants to our employees since January 1, 2010 is summarized as follows:

Grant Date	Number of Options Granted	Exercise Price	Fair Value Per Share of Common Stock		Intrinsic Value Per Share
February 4, 2010	1,986,250	$1.33	$1.33		—
March 2, 2010	52,000	1.33	1.33		—
May 4, 2010	67,500	1.33	1.33		—
June 25, 2010	43,500	1.33	1.33		—
August 19, 2010	594,000	1.33	1.33		—
December 14, 2010	416,500	1.70	1.70		—
March 31, 2011	1,236,500	3.10	3.10		—
April 27, 2011	261,000	3.10	3.10		—
May 20, 2011	282,000	3.10	3.10		—
June 6, 2011	662,500	3.10	3.36	*	$0.26
June 24, 2011	58,000	3.10	4.15	*	1.05
August 25, 2011	288,000	5.98	5.98		—

*  As discussed in greater detail in the Section, we reassessed the fair value of our common stock subsequent to the grant date of these options. The intrinsic value per share represents the difference between the exercise price, which was the original fair value determination made by our board on the date of option grant, and the assessed fair value applied retrospectively for accounting purposes.

The Company supplementally advises the Staff that while not reflected in Amendment No. 3, based on preliminary indications received on [*] from the lead underwriters for its initial public offering (the “Underwriters”), the Company currently anticipates a price range of $[*] to $[*] per share for the Company’s common stock, with a midpoint of the anticipated range of $[*] per share

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

2

(the “Preliminary Assumed IPO Price”).  The range does not reflect any stock split that the Company might give effect to in the preliminary prospectus.

As previously disclosed, the Company has historically determined the fair value of its common stock consistently with the guidance set forth in the AICPA Practice Guide, including, specifically, its use of the PWERM methodology, which is an accepted valuation method under the AICPA Practice Guide. The Company believes that the probability weighting of each potential liquidity event used in its PWERM analysis was reasonable at the time, in light of the Company’s relatively short revenue-generating history and the volatility in the capital markets, especially with respect to initial public offerings. The Company respectfully submits that in addition there are several specific factors that account for the difference between the Preliminary Assumed IPO Price and the fair value of the Company’s common stock for the purposes of recording stock-based compensation expense (the “Fair Values”).

[*]

[*]

[*]

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to portions of this letter.

3

As described above and in the attached updated version of the Section, the Company believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants since January 1, 2010 are reasonable and appropriate for the reasons set forth herein. Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:	David Lazovksy, Intermolecular, Inc.
Peter Eidelman, Intermolecular, Inc.
Alan Denenberg, Davis Polk & Wardwell LLP

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to portions of this letter.

4

Attachment 1

The following discussion was included in the Registration Statement and is excerpted from Amendment No. 3 and provided here for completeness and the Staff’s convenience, marked to indicate the proposed changes to be reflected in Amendment No. 4.

*****

Stock-Based Compensation

We recognize compensation costs related to stock options and shares of restricted stock granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards.

The fair value of the awards granted during the ~~six~~nine months ended ~~June~~September 30, 2011 and 2010 and the years ended December 31, 2010, 2009 and 2008 was calculated using the Black-Scholes option valuation model with the following weighted-average assumptions:

	Years Ended December 31,			~~Six~~Nine Months Ended ~~June~~September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Expected term (in years)	6.0	6.0	6.0	6.0	6.0
Risk-free interest rate	3.3%	2.5%	2.2%	2.7%	~~2.4~~2.3%
Expected volatility	55%	55%	55%	55%	57%
Expected dividend rate	0%	0%	0%	0%	0%

The Black-Scholes model requires the use of highly subjective and complex assumptions which determine the fair value of share-based awards, including the expected term and the price volatility of the underlying stock. These assumptions include:

Expected Term.    The expected term represents the period that the stock-based awards are expected to be outstanding. For option grants that are considered to be “plain vanilla,” we used the simplified method to determine the expected term as provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

Expected Volatility.    The expected volatility is derived from historical volatilities of several unrelated, publicly listed peer companies over a period approximately equal to the expected term of the award because we have limited information on the volatility of our common stock since we have no trading history. When making the selections of our industry peer companies to be used in the volatility calculation, we considered the size, operational and economic similarities to our principal business operations.

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to portions of this letter.

Expected Dividend Rate.    The expected dividend rate was assumed to be zero as we have never paid dividends and have no current plans to do so.

Risk-Free Interest Rate.    The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the awards.

In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the financial statements.

We will continue to use judgment in evaluating the expected volatility, expected terms and forfeiture rates utilized for our stock-based compensation calculations on a prospective basis. As we continue to accumulate additional data related to our common stock and stock option exercises, we may have refinements to the estimates of our expected volatility, expected terms and forfeiture rates, which could materially impact our future stock-based compensation expense.

We are also required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair value of the common stock underlying our stock-based awards was estimated on each grant date by our board of directors, with input from management. Our board of directors is comprised of a majority of non-employee directors with significant experience in the semiconductor industry. We believe that our board of directors has the relevant experience and expertise to determine a fair value of our common stock on each respective grant date. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•                          contemporaneous valuations performed by unrelated third party specialists;

•                          prices for our convertible preferred stock sold to outside investors in arm’s-length transactions;

•                          the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•                          actual operating and financial performance;

•                          the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature and history of our business;

•                          illiquidity of stock-based awards involving securities in a private company;

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to portions of this letter.

•                          industry information such as market size and growth; and

•                          macroeconomic conditions.

In valuing our common stock, the board of directors considered contemporaneous valuations, which determined the equity value of our business by taking a weighted combination of the value indications under two valuation approaches, an income approach and a market approach. The income approach estimates the present value of future estimated cash flows, based upon forecasted revenue and costs. These future cash flows are discounted to their present values using a discount rate which is derived from an analysis of the cost of capital of comparable publicly traded companies in the same industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in the projected cash flows. The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded companies in the same industry or similar lines of business which are based on key metrics implied by the enterprise values or acquisition values of the comparable publicly traded companies.

The results of the income approach and the market approach were then weighted evenly to determine the fair value of our business. This fair value was then allocated to each of our classes of stock using the Probability Weighted Expected Return Method (PWERM).

The PWERM involves a forward-looking analysis of the possible future outcomes of the business. This method is particularly useful when discrete future outcomes can be predicted at a high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM included non-initial public offering (IPO) market-based outcomes as well as IPO scenarios. In the non-IPO scenarios, a large portion of the equity value is allocated to the convertible preferred stock to incorporate higher aggregate liquidation preferences. In the IPO scenarios, the equity value is allocated pro rata among the shares of common stock and each series of convertible preferred stock, which causes the common stock to have a higher relative value per share than under the non-IPO scenario. The fair value of the enterprise determined using the IPO and non-IPO scenarios will be weighted according to the board of directors’ estimate of the probability of each scenario. The Black-Scholes option-pricing model incorporates various subjective assumptions, including expected volatility, expected term, and the risk-free interest rates, as well as the fair value of the common stock on the grant date as determined by management. These input factors are subjective and are determined using management’s judgment. If a difference arises between the assumptions used in determining stock-based compensation expense and the actual factors that become known over time, we may change the input factors used in determining future stock-based compensation expense. Any such changes could materially impact our results of operations in the period in which the changes are made and in periods thereafter.

Information regarding stock option grants to our employees since January 1, 2010 is summarized as follows:

Grant Date	Number of Options Granted	Exercise Price	Fair Value Per Share of Common Stock	Intrinsic Value Per Share
February 4, 2010	1,986,250	$1.33	$1.33	—
March 2, 2010	52,000	1.33	1.33	—
May 4, 2010	67,500	1.33	1.33	—

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to portions of this letter.

June 25, 2010	43,500	1.33	1.33		—
August 19, 2010	594,000	1.33	1.33		—
December 14, 2010	416,500	1.70	1.70		—
March 31, 2011	1,236,500	3.10	3.10		—
April 27, 2011	261,000	3.10	3.10		—
May 20, 2011	282,000	3.10	3.10		—
June 6, 2011	662,500	3.10	3.36	*	$0.26
June 24, 2011	58,000	3.10	4.15	*	1.05
August 25, 2011	288,000	5.98	5.98		—

*                                         We reassessed the fair value of our common stock subsequent to the grant date of these options. The intrinsic value per share represents the difference between the exercise price, which was the original fair value determination made by our board on the date of option grant, and the assessed fair value applied retrospectively for accounting purposes.

Other than as discussed in the section entitled “Grants Made ~~on~~between June 6, 2011 and ~~June 24,~~August 25, 2011,” no single event caused the valuation of our common stock to increase or decrease through ~~June~~September 30, 2011. Instead, a combination of the factors described below in each period led to the changes in the fair value of the underlying common stock.

Grants Made between February 4, 2010 and August 19, 2010

On February 4, 2010, the board determined the fair value of the common stock to be between $1.30 and $1.35 per share based on a number of factors, including its review of a contemporaneous valuation analysis conducted as of December 31, 2009. This contemporaneous valuation was prepared on a minority, non-marketable interest basis assuming we were in the Expansion stage of our development. The contemporaneous valuation weighted the income approach and market approach equally to determine the fair value of our business.

The weightings assigned to each scenario in the PWERM analysis contained in the contemporaneous valuation analysis as of December 31, 2009 were as follows:

IPO	25.0 - 30.0%
Strategic Merger or Sale	25.0 - 30.0%
Remain Private Company	45.0 - 37.5%
Liquidation	5.0 - 2.5%

The IPO, Sale and Remaining Private scenarios were discounted to present value using a discount rate of 30% and a holding period between two and four years. The liquidation scenario assumes the business was dissolved and, therefore, no value was assigned to this scenario.

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to portions of this letter.

During the period between the February 2010 and August 2010 valuations, we granted 1,986,250 options on February 4, 2010, 52,000 options on March 2, 2010, 67,500 options on May 4, 2010, 43,500 options on June 25, 2010 and 594,000 options on August 19, 2010. All of the options granted during this period were assigned an exercise price of $1.33 per share, which the board determined to be the fair value based on many factors, including its review of the contemporaneous valuation conducted as of December 31, 2009, which valued the common stock at a range of fair values of $1.30 to $1.35 per share, and based on its determination that there were no events in the period between the date of each of the option grants and the date of the contemporaneous valuation that would result in a change to the fair value of the underlying common stock.

Grants Made on December 14, 2010

On December 14, 2010, the board determined a fair value of the common stock to be between $1.65 and $1.75 per share based on a number of factors, including its review of a contemporaneous valuation analysis conducted as of October 31, 2010. This contemporaneous valuation was prepared on a minority, non-marketable interest basis assuming we were in the Expansion stage of our development. The contemporaneous valuation weighted the income approach and market approach equally to determine the fair value of our business.

The weightings assigned to each scenario in the PWERM analysis contained in the contemporaneous valuation analysis as of October 31, 2010 were as follows:

IPO	30.0 - 35.0%
Strategic Merger or Sale	30.0 - 35.0%
Remain Private Company	35.0 - 27.5%
Liquidation	5.0 - 2.5%

The IPO, Sale and Remaining Private scenarios were discounted to present value using a discount rate of 28% and a holding period between two and three years. The liquidation scenario assumes the business was dissolved and, therefore, no value was assigned to this scenario.

We granted 416,500 options on December 14, 2010 with an exercise price of $1.70, which the board determined to be the fair value based on many factors, including its review of the contemporaneous valuation conducted as of October 31, 2010, which valued the common stock at a range of fair values of $1.65 to $1.75 per share, and based on its determination that there were no events in the period between the date of the option grant and the date of the contemporaneous valuation that would result in a change to the fair value of the underlying common stock.

No single event caused the valuation of the common stock to increase from August 2010 to December 2010; rather it was a combination of factors. This increase in value reflects a number of milestones attained between valuation dates related to new CDPs entered into during the period or the extension of existing CDPs. The increase is also consistent with the stock price movement associated with the guideline companies as well as various market indices from December 31, 2009 to October 31, 2010.

Grants Made between March 31, 2011 and May 20, 2011

On March 31, 2011, the board determined a fair value of the common stock to be between $3.00 and $3.20 per share based on a number of factors, including its review of a contemporaneous valuation analysis conducted as of March 4, 2011. This contemporaneous valuation was prepared on a minority,

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to portions of this letter.

non-marketable interest basis assuming we were in the Expansion stage of our development. The contemporaneous valuation weighted the income approach and market approach equally to determine the fair value of our business.

The weightings assigned to each scenario in the PWERM analysis contained in the contemporaneous valuation as of March 4, 2011 were as follows:

IPO	50.0 - 55.0%
Strategic Merger or Sale	25.0 - 30.0%
Remain Private Company	22.5 - 15.0%
Liquidation	2.5 - 0.0%

The IPO, Sale and Remaining Private scenarios were discounted to present value using a discount rate of 40% and an 18-month holding period. The liquidation scenario assumes the business was dissolved and, therefore, no value was assigned to this scenario. The discount rate is derived from an analysis of the cost of capital of comparable publicly-traded companies in the same industry or similar lines of business and is adjusted to reflect the risks inherent in the projected cash flows. The increase in the discount rate from the October 2010 valuation to the March 2011 valuation reflects the increased risk of achieving our updated projected financial results which, in the March 2011 valuation, assumed a much greater success rate for certain developed technology to move into customer manufacturing on existing and prospective projects, thereby, increasing the projected financial results and the related risk of achieving the higher results. Accordingly, the discount rate was increased to reflect these increased risks.

We granted 1,779,500 options between March 31, 2011 and May 20, 2011 with an exercise price of $3.10 per share, which the board determined to be the fair value based on many factors, including its review of the contemporaneous valuation conducted as of March 4, 2011, which valued the common stock at a range of fair values of $3.00 to $3.20 per share, and based on its determination that there were no events in the period between the date of the contemporaneous valuation and May 20, 2011 that would result in a change to the fair value of the underlying common stock on each grant date.

Similar to the change in fair value between the August 2010 and December 2010 valuations, no single event caused the valuation of the common stock to increase ~~for this~~during the period from March 31, 2011 through May 20, 2011; rather it was a combination of factors. This increase in value reflects the much higher growth and profit potential of our business. In addition, our board substantially increased the probability of an IPO exit from 30-35% to 50-55%, which assumes a conversion of the preferred stock and minimizes the value of the preferred stock liquidation preferences, and thus, increases the common stock value and its relative value to the preferred stock. The IPO probability was increased given higher revenue forecast and greater visibility of future earnings. As of the date of this valuation, and continuing through May 20, 2011, we had not yet had any formal meetings with potential underwriters about an IPO but were beginning to have preliminary and other informal discussions on the matter.

The value increase also reflects the newly extended CDPs, the raising of the Series E preferred stock financing in March 2011 in which we raised $15.0 million through the sale of 3,610,873 preferred shares for $4.15 per share, as well as our boards’ optimism with respect to the royalty element with each customer engagement. As a result, our board increased its projected net cash flows, revenue and operating profits during the later years of our projections. In addition, the revenue multiples used in the market approach were increased from 3.5x to 4.0x. The increase in value is also consistent with the stock price movement associated with the guideline companies as well as various market indices from October 31, 2010 to March 4, 2011.

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to portions of this letter.

Grants Made ~~on~~between June 6, 2011 and ~~June 24,~~August 25, 2011

On June 6, 2011 and June 24, 2011, we granted 662,500 and 58,000 options, respectively, with an exercise price of $3.10 per share, and on August 25, 2011, we granted 288,000 options with an exercise price of $5.98 per share. All options granted by our board were intended to be exercisable at the fair value of our stock at the time of grant, based on information known at that time.

On August 25, 2011, our board determined a fair value of our common stock to be between $5.90 and $6.05 per share based on a number of factors, including its review of a contemporaneous valuation analysis conducted as of August 5, 2011. This contemporaneous valuation was prepared on a minority, non-marketable interest basis assuming we were in the Expansion stage of our development. The contemporaneous valuation weighted the income approach and market approach equally to determine the fair value of our business.

The weightings assigned to each scenario in the PWERM analysis contained in the contemporaneous valuation as of August 5, 2011 were as follows:

IPO	70.0 - 75.0%
Strategic Merger or Sale	10.0 - 15.0%
Remain Private Company	20.0 - 10.0%
Liquidation	0.0 - 0.0%

The IPO, Sale and Remaining Private scenarios were discounted to present value using a discount rate of 18% and a 9-month holding period. The liquidation scenario assumes the business was dissolved and, therefore, no value was assigned to this scenario. The increase in probability weighting for an IPO is related to the filing of our registration statement on July 29, 2011, increasing the likelihood of the IPO outcome and increasing the corresponding value of a Strategic Merger or Sale as the value ascribed to a Strategic Merger or Sale scenario assumes a premium over the estimated IPO value. The discount rate is derived from an analysis of the cost of capital of comparable publicly-traded companies in the same industry or similar lines of business and is adjusted to reflect the risks inherent in the projected cash flows. The decrease in the discount rate from the March 2011 valuation is related to a reduction in the risk of our achieving our estimated future cash flows primarily as a result of our entering into a multi-year CDP with a key strategic customer on June 1, 2011. This ~~effectiveness of a~~ multi-year CDP on June 1, 2011 increased backlog as of June 30, 2011 by approximately 90%.

For the purposes of recording stock-based compensation expense as part of our ~~quarter-end~~quarterly financial close process, we reassessed the fair value of our common stock~~.~~ for the option grants that were made on June 6, 2011 and June 24, 2011. We considered the results and underlying assumptions included in the valuation of the common stock as determined by our board on August 25, 2011 that have been summarized above. This assessment led us to conclude that the fair value of our common stock for financial reporting purposes increased on a straight-line basis from May 31, 2011 through the effective date of the valuation. The May 31, 2011 date~~, which~~ was selected because it was the last date preceding the ~~effectiveness~~date of a multi-year CDP agreement, ~~was selected as this~~which was the first ~~initial~~ material event ~~that occurred since~~to occur following the prior valuation date. Following May 31, 2011, additional events leading to an increased likelihood of an IPO outcome occurred that were considered in the August 5, 2011 contemporaneous valuation~~.~~ , including the organizational meeting for the IPO on June 20, 2011, entering into the agreement with Symyx Technologies on July 28, 2011 and the initial filing of our registration statement on July 29, 2011.  As a result, we reassessed the fair value of our common stock as of June 6, 2011 and June 24, 2011 as $3.36 and $4.15, respectively.

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to portions of this letter.

Our board substantially increased the probability of an IPO exit from 50-55% to 70-75%, which assumes a conversion of the preferred stock and minimizes the value of the preferred stock liquidation preferences, and thus, increases the common stock value and its relative value to the preferred stock. The IPO probability was increased given our IPO organizational meeting that was held on June 20, 2011 and the filing of our registration statement that occurred on July 29, 2011.

The value increase reflects the newly signed CDP with a strategic customer and the second closing of our Series E preferred stock financing in June 2011 in which we raised $10.0 million through the sale of 2,407,249 preferred shares for $4.15 per share.

As of ~~June~~September 30, 2011 we had $~~5.1~~5.2 million of unrecognized stock-based compensation expense, net of estimated forfeitures, that is expected to be recognized over a weighted average period of ~~3.2~~3.1 years. In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation to be recognized as these awards vest and as we issue additional stock-based awards to attract and retain employees.

The intrinsic value of all outstanding options as of ~~June~~September 30, 2011 was $~~54.4~~78.4 million based on the estimated fair value for our common stock of $~~4.41~~5.98 per share.

        ~~Determining the fair value of our common stock requires making complex and subjective judgments. Our approach to valuation is based on a discounted future cash flow approach that uses our estimates of revenue, driven by assumed market growth rates and estimated costs, as well as appropriate discount rates. These estimates are consistent with the plans and estimates that we use to manage the business. There is inherent uncertainty in making these estimates.~~

        ~~Although it is reasonable to expect that the completion of the IPO will add value to the shares because they will have increased liquidity and marketability, the amount of additional value cannot be measured with precision or certainty.~~

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to portions of this letter.